Exhibit 99.1

ACE Aviation Holdings Inc.

Media Advisory

ACE AVIATION HOLDINGS TO PRESENT 2005 THIRD QUARTER RESULTS

MONTREAL, October 28, 2005 - ACE Aviation Holdings, parent company of Air Canada, will hold a conference call for analysts on Wednesday November 2, 2005 to present third quarter results. Immediately following a presentation by ACE Chairman, President and CEO, Robert Milton, company executives will be available for analysts’ questions. Media may access this call on a listen-in basis. Details are as follows:

ANALYST CONFERENCE CALL / AUDIO WEBCAST

Date:	Wednesday, November 2, 2005

Time:	10:00 a.m. ET

By telephone:	1-800-387-6216 toll free or (416) 405-9328 for the Toronto area. Please allow 10 minutes to be connected to the conference call.

Webcast:	http://events.startcast.com/events/20/B0013. Note: This is a listen-only audio webcast. Media Player or Real Player is required to listen to the broadcast; please download well in advance of call.

Replay:
Instant replay will be available beginning approximately one hour after the call at 1-800-408-3053 toll free or (416) 695-5800 and enter passcode 3165685#, until midnight ET Wednesday November 9, 2005.

Note:
A slide presentation will be available at approx. 8:30 a.m. Wednesday November 2, 2005 for viewing at http://www.aircanada.com/en/about/investor/index.html. This presentation is not intended for simultaneous viewing with the conference call.

Third quarter results will be released Wednesday prior to the conference call.

Contacts:	Isabelle Arthur (Montréal)	(514) 422-5788
	Laura Cooke (Toronto)	(416) 263-5576
	Angela Mah (Vancouver)	(604) 270-5741

Internet:	aircanada.com